

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

Via U.S. Mail and Facsimile: (650) 378-1399
Daniel Correa
Chief Executive Officer
Accelerated Acquisitions XI, Inc.
123 Worthington Street, Suite 203
Spring Valley, CA 91977

> **Re: Accelerated Acquisitions XI, Inc.**
> **Form 8-K**
> **Filed March 22, 2011**
> **File No. 000-54061**

Dear Mr. Correa:

We issued comments to you on the above captioned filing on April 14, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 15, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 15, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director